Execution Version

WHEATON PRECIOUS METALS CORP. AND WHEATON PRECIOUS METALS INTERNATIONAL LTD.

as Borrowers

- and -

THE BANK OF NOVA SCOTIA
as Co-Lead Arranger, Joint Bookrunner and Administrative Agent

- and -

BANK OF MONTREAL
as Co-Lead Arranger, Joint Bookrunner and Syndication Agent

- and -

CANADIAN IMPERIAL BANK OF COMMERCE, NATIONAL BANK OF CANADA,

ROYAL BANK OF CANADA AND THE TORONTO-DOMINION BANK

as Co-Documentation Agents

- and -

BANK OF MONTREAL AND ROYAL BANK OF CANADA

as Co-Lead Sustainability Structuring Agents and Coordinators

- and -

THE BANK OF NOVA SCOTIA AND CANADIAN IMPERIAL BANK OF COMMERCE

as Co-Sustainability Agents

- and -

THE BANK OF NOVA SCOTIA, BANK OF MONTREAL, CANADIAN IMPERIAL

BANK OF COMMERCE, ROYAL BANK OF CANADA, THE TORONTO-DOMINION

BANK, EXPORT DEVELOPMENT CANADA, NATIONAL BANK OF CANADA AND

BANK OF AMERICA, N.A., CANADA BRANCH

as Lenders

SECOND AMENDING AGREEMENT TO THE SECOND AMENDED AND RESTATED REVOLVING TERM FACILITY CREDIT AGREEMENT

Dated as of June [25], 2024

Dated as of June [25], 2024

SECOND AMENDING AGREEMENT TO
SECOND AMENDED AND RESTATED REVOLVING TERM FACILITY CREDIT AGREEMENT

THIS AGREEMENT dated as of the [25th] day of June, 2024.

BETWEEN:

THE BANK OF NOVA SCOTIA, a Canadian chartered bank

(herein, in its capacity as administrative agent for the Lenders, called the "Administrative Agent")

- and -

WHEATON PRECIOUS METALS CORP., a corporation continued under the laws of the Province of Ontario, and WHEATON PRECIOUS METALS INTERNATIONAL LTD., an exempted company incorporated under the laws of the Cayman Islands,

(herein called the "Borrowers")

- and -

THE SEVERAL LENDERS FROM TIME TO TIME PARTY TO THE CREDIT AGREEMENT

(herein and therein in their capacities as lenders to the Borrowers, collectively called the "Lenders" and individually called a "Lender")

WHEREAS the Borrowers, the Lenders and the Administrative Agent entered into a second amended and restated revolving term facility credit agreement dated as of July 18, 2022, in connection with a certain credit facility in favour of the Borrowers, as amended by the first amending agreement dated as of June 22, 2023 (the "Credit Agreement");

AND WHEREAS the Borrowers, the Lenders and the Administrative Agent hereto wish to amend certain provisions of the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

Dated as of June [25], 2024

ARTICLE 1
DEFINED TERMS

1.1 Capitalized Terms

All capitalized terms which are used herein without being specifically defined herein shall have the meanings ascribed thereto in the Credit Agreement.

ARTICLE 2
AMENDMENTS TO CREDIT AGREEMENT

2.1 General Rule

Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2 Defined Terms

(a) The definition of "Maturity Date" in Section 1.1 of the Credit Agreement is hereby deleted in its entirety and replaced by the following:

""Maturity Date" means June [25], 2029."

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties

To induce the Lenders and the Administrative Agent to enter into this agreement, the Borrowers hereby represent and warrant to the Lenders and the Administrative Agent that the representations and warranties of the Borrowers which are contained in Section 10.1 of the Credit Agreement, as hereby amended, are true and correct on the date hereof as if made on the date hereof.

ARTICLE 4
CONDITION PRECEDENT

4.1 Conditions Precedent to Effectiveness of this Agreement

This agreement shall not become effective until the following conditions precedent are fulfilled:

(a) this agreement shall have been executed and delivered by each of the Borrowers, the Administrative Agent and the Lenders;

(b) the attached acknowledgement and consent shall have been executed and delivered by each Guarantor to the Administrative Agent;

Dated as of June [25], 2024

(c) the Borrowers shall have paid to the Lenders and to The Bank of Nova Scotia and Bank of Montreal, in their respective capacities as co-lead arrangers of the Credit Facility (the "Joint-Lead Arrangers") all fees and expenses required to be paid in connection with the fee letter of even date executed by the Borrowers and the Joint-Lead Arrangers.

ARTICLE 5
MISCELLANEOUS

5.1 No Default

The Borrowers represent and warrant to and in favour of the Administrative Agent and the Lenders that no Default has occurred and is continuing as at the date this agreement becomes effective and no Default would arise immediately thereafter.

5.2 Future References to the Credit Agreement

On and after the date of this agreement, each reference in the Credit Agreement to "this agreement", "hereunder", "hereof", or words of like import referring to the Credit Agreement, and each reference in any related document to the "Credit Agreement", "thereunder", "thereof", or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby.  The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

5.3 Governing Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario.

5.4 Enurement

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

5.5 Conflict

If any provision of this agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this agreement shall prevail and be paramount.  This agreement shall not create any novation.

5.6 No Waiver

This agreement shall not limit, impair or constitute a waiver of the rights, powers or remedies available to the Administrative Agent or the Lenders under the Credit Agreement or any other Credit Document.

Dated as of June [25], 2024

5.7 Credit Document

This agreement shall be deemed to be a Credit Document.

5.8 Further Assurances

Each Borrower shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Administrative Agent may reasonably request for the purpose of giving effect to this agreement and to each and every provision hereof.

5.9 Counterparts

This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

[Remainder of page intentionally blank.]

Dated as of June [25], 2024

IN WITNESS WHEREOF, the parties hereto have executed and delivered this agreement on the date first above written.

Wheaton Precious Metals Corp. Suite 3500 - 1021 West Hastings St. Vancouver, British Columbia V6E 0C3 Attention: Gary Brown Email: gary.brown@wheatonpm.com	WHEATON PRECIOUS METALS CORP.

	By:	/s/ Gary Brown
Name: Gary Brown
Title: Senior Vice President & Chief Financial Officer

By:
Name:
Title:

Wheaton Precious Metals International Ltd. Suite 300, 94 Solaris Avenue Camana Bay P.O. Box 1791 GT Grand Cayman, Cayman Islands KY1-1109 Attention: Gary Brown Email: gary.brown@wheatonpm.com	WHEATON PRECIOUS METALS INTERNATIONAL LTD.

	By:	/s/ Patrick Drouin
Name: Patrick Drouin
Title: President & Chief Sustainability Officer

By:
Name:
Title:

Dated as of June [25], 2024

The Bank of Nova Scotia Global Loan Syndications - Agency Services 40 Temperance Street, 6th Floors Toronto, Ontario M5H 0B4 Attention: Head of Agency Services Email: agency.services@scotiabank.com	THE BANK OF NOVA SCOTIA, as Administrative Agent

	By:	/s/ Alastair Borthwick
Name: Alastair Borthwick
Title: Managing Director

	By:	/s/ Agnes Podbielski
Name: Agnes Podbielski
Title: Director

Dated as of June [25], 2024

The Bank of Nova Scotia Global Loan Syndications - Agency Services 40 Temperance Street, 6th Floors Toronto, Ontario M5H 0B4 Attention: Kurt Foellmer Email: kurt.foellmer@scotiabank.com	THE BANK OF NOVA SCOTIA, as Lender

	By:	/s/ Kurt Foellmer
Name: Kurt Foellmer
Title: Director

	By:	/s/ Monika Kokolari
Name: Monika Kokolari
Title: Associate

Dated as of June [25], 2024

Bank of Montreal 885 West Georgia Street 18th Floor Vancouver, BC V6C 3G1 Attention: Ben Rough, Director, Corporate Banking Email: ben.rough@bmo.com	BANK OF MONTREAL, as Lender

	By:	/s/ Ben Rough
Name: Ben Rough
Title: Director, Corporate Banking

Dated as of June [25], 2024

Canadian Imperial Bank of Commerce Global Mining Corporate Banking 161 Bay Street, 8th Floor Toronto, Ontario M5J 2S8 Attention: Mark Saraiva, Executive Director Email: Mark.Saraiva@cibc.com	CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

	By:	/s/ Mark Saraiva
Name: Mark Saraiva
Title: Executive Director

	By:	/s/ Kazim Mehdi
Name: Kazim Mehdi
Title: Managing Director and Head

Dated as of June [25], 2024

Royal Bank of Canada 4th Floor, South Tower Royal Bank Plaza 200 Bay Street Toronto, ON M5J 2W7 Attention: Stam Fountoulakis, Managing Director Email: stam.fountoulakis@rbccm.com	ROYAL BANK OF CANADA, as Lender

	By:	/s/ Stam Fountoulakis
Name: Stam Fountoulakis
Title: Managing Director

Dated as of June [25], 2024

The Toronto-Dominion Bank 700 West Georgia St., Suite 1700 Vancouver, B.C. V7Y 1B6 Attention: Rahim Kabani Email: Rahim.kabani@tdsecurities.com	THE TORONTO-DOMINION BANK, as Lender

	By:	/s/ Rahim Kabani
Name: Rahim Kabani
Title: Managing Director

	By:	/s/ Ben Montgomery
Name: Ben Montgomery
Title: Director

Dated as of June [25], 2024

Export Development Canada 150 Slater Street Ottawa, ON K1A 1K3 Attention: Matthew Visser Email: mvisser@edc.ca	EXPORT DEVELOPMENT CANADA, as Lender

	By:	/s/ Matthew Visser
Name: Matthew Visser
Title: Financing Manager

	By:	/s/ Vincent Seidner
Name: Vincent Seidner
Title: Senior Associate

Dated as of June [25], 2024

National Bank of Canada 130 King Street West 32nd Floor, Toronto, Ontario, M5X 1J9 Attention: Allan Fordyce Email: Allan.fordyce@nbc.ca	NATIONAL BANK OF CANADA, as Lender

	By:	/s/ Zain Ahmed
Name: Zain Ahmed
Title: Director

	By:	/s/ Allan Fordyce
Name: Allan Fordyce
Title: Director

Dated as of June [25], 2024

Bank of America, N.A., Canada Branch 574 - 1055 Dunsmuir Street PO BOX 49295 Vancouver, BC V7X 1L3 Attention: David Rafferty, Senior Vice President Email: david.rafferty@bofa.com	BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

	By:	/s/ David Rafferty
Name: David Rafferty
Title: Senior Vice President

Dated as of June [25], 2024

ACKNOWLEDGEMENT AND CONSENT

The undersigned, each being a guarantor of the applicable Obligations under, inter alia, the Credit Agreement, hereby acknowledge, agree to and consent to the foregoing amendments to the Credit Agreement and hereby confirm their obligations under their respective Guarantee.

WHEATON PRECIOUS METALS CORP.

By:	/s/ Gary Brown
Name: Gary Brown
Title: Senior Vice President & Chief Financial Officer

By:
Name:
Title:

WHEATON PRECIOUS METALS INTERNATIONAL LTD.

By:	/s/ Patrick Drouin
Name:	Patrick Drouin
Title:	President & Chief Sustainability Officer

By:
Name:
Title:

SILVER WHEATON LUXEMBOURG S.À R.L.

By:	/s/ Gisela Passchier
Name:	Gisela Passchier
Title:	Class A Manager

By:	/s/ Jacques de Patoul
Name:	Jacques de Patoul
Title:	Class B Manager

Dated as of June [25], 2024

WHEATON PRECIOUS METALS (CAYMAN) CO.

By:	/s/ Patrick Drouin
Name:	Patrick Drouin
Title:	President & Chief Sustainability Officer

By:
Name:
Title:

Dated as of June [25], 2024